July 8, 2013

VIA EDGAR AND HAND DELIVERY

United States Securities and

    Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ms. Tamara Tangen and Mr. Matthew Crispino

RE:	Liquid Holdings Group, LLC.
Registration Statement on Form S-1
Registration No. 333-187859

Dear Ms. Tangen and Mr. Crispino:

On behalf of Liquid Holdings Group, LLC, a Delaware limited liability company (the “Company”), we would like to notify you that Amendment No. 5 to the Registration Statement (“Amendment No. 5”) is being filed concurrently herewith. For ease of reference, we have enclosed with the copy of this letter eight (8) copies, in paper format, of Amendment No. 5, which have been marked to show changes from the filing of Amendment No. 4 to the Registration Statement.

Amendment No. 5 (i) gives effect to an offering of 5,000,000 shares of common stock, of which 4,200,000 shares are to be sold by the Company and 800,000 shares are to be sold by the selling stockholders (plus up to an additional 750,000 shares that may be sold by the Company pursuant to the underwriter’s overallotment option, (ii) reflects a price range of $9.00 to $11.00 per share and an assumed initial public offering price per share of $10.00, (iii) includes additional selling stockholder information and (iv) makes certain other updating changes.

* * *

Please direct any questions or comments concerning this letter or the enclosed materials to the undersigned at (212) 351-2333.

Sincerely,

/s/ Glenn R. Pollner
Glenn R. Pollner

cc:	Brian Storms, Liquid Holdings Group, LLC
Kenneth Shifrin, Liquid Holdings Group, LLC
Jose Ibietatorremendia, Liquid Holdings Group, LLC
Edward F. Petrosky, Sidley Austin LLP
James O’Connor, Sidley Austin LLP
Edwin O’Connor, Gibson, Dunn & Crutcher LLP